

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 9, 2017

Via Email
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re:** **Whitestone REIT**
> **Form 10-K**
> **Filed March 3, 2017**
> **File No. 001-34855**

Dear Mr. Holeman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-18

1.   We note from your disclosure that Pillarstone OP is determined to be a VIE, which you consolidate as a result of being the primary beneficiary as of December 31, 2016. Please provide us with your analysis of how you determined that you are the primary beneficiary. Please cite the applicable guidance in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristi Marrone, Staff Accountant, at (202)-551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities